

Mail Stop 3010

June 4, 2010

Weiqing Zhang
Chief Executive Officer, President and Director
Dragon Acquisition Corporation
Floor 28, Block C
Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People's Republic of China

> **Re:    Dragon Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed May 7, 2010**
> **File No. 333-166658**

Dear Mr. Zhang:

    We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    Please tell us why you are proposing to use separate prospectuses for the primary and secondary offerings of your securities.  Considering that the offerings will occur at the same time, it is not clear why you would consider these separate offerings or why you would need to use separate prospectuses.

2.      Please provide us with support for all quantitative and qualitative business and
        industry data used in the registration statement. We note on pages 2 and 3,
        without limitation, the following examples:

        • "[W]e were recognized in the Qingdao Construction Committee's
          evaluation as one of the top ten real estate developers in Qingdao,
          measured by a combination of revenue, customer satisfaction, as well as
          several other factors."

        • "We have received many awards that acknowledge the quality of our real
          estate developments."

        • "The region also features good economic growth. We believe that the real
          estate market in the Qingdao-Weihai region will remain strong over the
          next several years, not only due to the market awareness created by the
          global media coverage of Qingdao and its Olympic sailing events, but also
          because of the unique attraction the region holds for international
          customers, travelers and investors."

        • "The growing number of middle-income customers in China had provided
          attractive and sustainable growth opportunities for real estate developers.
          As disposable incomes for urban residents increase, they have strong
          motivation and sufficient financial capacity to improve their living
          conditions by purchasing new or better properties."

        • "The region also features good economic growth. We believe that the real
          estate market in the Qingdao-Weihai region will remain strong over the
          next several years, not only due to the market awareness created by the
          global media coverage of Qingdao and its Olympic sailing events, but also
          because of the unique attraction the region holds for international
          customers, travelers and investors."

        Clearly mark the specific language in the supporting materials that supports each
        statement. Further, please tell us if any of the supporting materials were prepared
        specifically for you in connection with this offering. Please ensure that you
        update your disclosure to the extent more recent information is available.

3.      We note that you reference tier one, two and three cities. Please explain the
        difference between the different tiers.

4.      We note your disclosure in Part II that you issued and sold shares of common stock in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and Regulation D.  However, we note that the Form D filed on May 10, 2010, relates only to the sale of shares in the amount of $11,098,800. Beginning March 16, 2009, Form Ds must be filed electronically on EDGAR. See Guidance on Form D Filing Process located at http://www.sec.gov/divisions/corpfin/formdfiling.htm.  Please promptly file copies of your Form Ds.

Registration Statement Cover Page

5.      We note that you have identified yourself as an accelerated filer.  You do not appear to meet the definition of accelerated filer under Rule 12b-2 of the Exchange Act.  Please revise or advise.

Prospectus Summary, page 1

The Company, page 2

6.      Your disclosure under the subheadings "our competitive strengths" and "our growth strategy" repeats verbatim disclosure that is already in your business section.  Please note that your disclosure is not enhanced by repetition.  This section should only include brief and basic information that is key to an investment decision.  If you elect to retain the noted disclosure, please revise to limit the use of repetition and provide a brief summary.

7.      We note that Longhai Holdings is your controlling shareholder.  Please revise to clarify if you are a majority-owned subsidiary of Longhai Holdings.  If so, please revise to include your parent company in your corporate structure diagram.  Also, as Antoine Cheng is the sole shareholder of Longhai Holdings, he should also be included in such diagram.

Risk Factors, page 8

8.      Please review your risk factors and revise to remove mitigating language.  We note, for example only, your risk factor on page 8 relating to the recent credit crisis.  Please revise your risk factors to discuss only the risk presented.  You may discuss mitigating factors elsewhere in the prospectus.

9.      We note that China has recently been taking steps to tighten credit.  Please add a risk factor to address this.

We face risks related to general domestic and global economic conditions…., page 8

10.    As currently written, this risk factor and the one immediately following it discuss risks that affect companies across industries.  As such, both appear broad and generic.  Please revise to clarify how the risks are specific to you or revise to remove the risk factors.

The price of our ordinary shares could be volatile … page 18

11.    Please add a separate risk factor to address the risk presented in the eighth bullet point.  In the risk factor, please explain why investor perception about the steel industry would impact the value of your shares.

We may be classified as a passive foreign investment company … page 20

12.    We note that your special counsel has not expressed an opinion as to whether you will be a passive foreign investment company.  You are not qualified to disclose the legal conclusions included here.  Please have counsel provide an opinion regarding the conditions that would lead to you being classified as a passive foreign investment company and the consequences to investors if you are classified as a passive foreign investment company. Additionally, please provide this disclosure in a separate section dealing with material tax consequences for investors.  Risk factors should be concise representations of the risk.  Please refer to Item 503 of Regulation S-K.

Dividend Policy, page 24

13.    We note that you authorized a special dividend of $166,075.  Please clarify whether this was per share or whether this was the total amount paid.

Management's Discussion and Analysis … page 30

Recent Developments, page 31

Reverse Acquisition of Leewell, page 31

14.    We note that you plan to change your name to China Oumei Real Estate, Inc. Please advise when this is expected to occur.  Please update your disclosure and the EDGAR information to reflect this name change as appropriate.

Financing Transactions, page 32

15.     We note that you are obligated to pay damages if the shares underlying the preferred shares and warrants are not registered in 180 days.  Please add a risk factor to address this risk.

16.     We note that you must meet certain covenants in the Holdback Escrow Agreement before the $2,219,760 will be released to you.  Please disclose the specific covenants and disclose whether you have met any of the conditions.

Principal Factors Affecting Our Financial Performance, page 33

17.     We note your statement that "RMB 400 billion will go toward civil works, including low-income housing and renovation."  Please explain why you believe this will benefit you considering your intent is to develop and sell residential and commercial properties targeting middle and upper income customers.

Cayman Islands, page 34

18.     We note that you have received an undertaking that no law enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations will to apply to you.  Please file the undertaking as an exhibit to this registration statement or explain why such document is not material to investors.

Hong Kong, page 34

19.     Please clarify why Leewell is an indirect subsidiary.  We refer to the chart on page 4 which indicates that you have a 100% direct interest in Leewell.

China, page 34

20.     You disclose that management carefully monitors legal developments pertaining to taxes and will timely adjust the effective income tax rate when necessary. Please clarify this statement and tell us to what extent, if any, you use anticipated rather than enacted tax rates in the calculation of deferred tax assets or liabilities. It is unclear how an effective tax rate, which is a residual calculation, can be arbitrarily adjusted.

Year ended December 25, 2009 compared with year ended December 25, 2008, page 35

21.     Please revise to elaborate on the disclosure that "sales related to the acquisition of two" companies lead to an increase in total sales.  Clarify if you acquired and sold the two companies within the same year.

Liquidity and Capital Resources, page 42

22.     Please revise your disclosure to specify how you intend to fund your obligations
        on the debt that is due within the next twelve months.  If you intend to use a
        portion of the proceeds from this offering for debt service, please also clarify this
        in the Use of Proceeds section on page 23.

Net cash flow from financing activities, page 43

23.     Please disclose the interest rates applicable to each of the outstanding loans.

Obligations under Material Contracts, page 44

24.     Your total loans outstanding, as disclosed on page 43, is greater than your
        obligations disclosed here.  Hence, it does not appear that you have included the
        outstanding loans in this table.  Please revise the contractual obligation table to
        include the outstanding loan amounts. Also, please revise to include your
        contractual interest expense obligations for your outstanding debt.

Business, page 47

Our Competitive Strengths, page 2

25.     We note that you provide disclosure regarding the average years of experience of
        your senior management.  Please revise to provide disclosure on an individualized
        basis or remove this disclosure.

26.     Please explain what makes the development sites "premier locations."

Our Growth Strategy, page 56

27.     Please specify whether you have obtained all necessary permits and licenses for
        the three projects you have planned.  Please disclose whether there are any other
        impediments to beginning construction.

Project Development Process, page 57

28.     We note that you provide financing to local governments, and in return, the
        governments provide the Longhai Group with the right to bid for premium parcels
        or grant the right of first refusal to bid for industrial parcels that the Longhai
        Group has land rights to, but whose use has been changed.  Please revise to
        disclose whether you continue to be provided with such right.  If not, please
        disclose how you intend to acquire additional land parcels in the future.

Additionally, please add a risk factor to address the risk associated with your reliance on the provided right and the harm that would materialize if the right is terminated.

Projects in Planning, page 58

29.     We note that you have included projections in this section and the following section.  Please provide the disclosure required by Item 10(b) of Regulation S-K, including disclosure of the basis for the projections and any limitations on the projections.

30.     On page 59, we note that you have disclosed the cost of your land held in reserves.  Considering you have the cost, it is not clear why disclosure of the "estimated market value" is relevant.  Also, it is unclear what the estimated market value includes.  Please revise to clarify.

Projects Under Construction, page 59

31.     We note that you have 557,960 square meters of land associated with projects under construction.  Please revise to clarify why this land is not included in your "bank of land use rights" disclosed on page 64.

Completed Projects, page 59

32.     Please expand the table to disclose the percentage of square meters sold and the remaining square meters.

Competition, page 61

33.     On page 62, we note that you "differentiate" yourself from your competitors via four strategies, which also give you a competitive advantage.  It is not clear how the disclosed strategies actually give you a competitive advantage over your competitors.  Please revise to clarify.

Properties, page 64

34.     We note your disclosure that land use rights are granted for 50 years for land used for industrial purposes.  Please disclose the duration of other land use rights.  Additionally, if industrial parcels uses are converted to other uses, please disclose whether these rights will continue for 50 years or whether the duration of the rights will be revised to match the new use.

History and Corporate Structure, page 64

35.    A substantial amount of disclosure in this section is repeated verbatim in your
       MD&A disclosure.  Please revise to limit the use of verbatim repetition.

Financing Transaction, page 66

36.    We note from page 35 that the 765,000 ordinary shares you are registering as part
       of a secondary offering in this registration statement were issued in connection
       with the private placement on April 14, 2010.  Please expand your discussion of
       the private placement to include the 765,000 shares issued, including to whom
       they were issued, the purpose for which they were issued, the grant date fair value
       and the amount of compensation recognized, if any.

Management, page 67

37.    For each director, please provide all of the disclosure required by Item 401(e) of
       Regulation S-K.   For example, for Mr. Cheng, please disclose the specific
       experience, qualifications, attributes or skills that led to the conclusion that he
       should serve as a director for you in light of your business and structure.

Executive Compensation, page 69

38.    We note that the compensation of each named is executive officer was determined
       based on financial and operating performance measures.  Please revise your
       disclosure to provide the specific items of corporate and individual performance
       that are taken into account in determining the salary and bonuses for each named
       executive officer. Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item
       402(b).

39.    Please advise whether the named executive officers receive compensation for
       services provided to the subsidiaries of your registrant.  Please refer to Item
       402(a) of Regulation S-K.

40.    We note that you considered "comparable sized companies" in determining the
       compensation paid to your named officers.  Please revise to identify those
       companies and clarify if you utilized a benchmark.  Discuss how you determined
       such companies were comparable.

41.    We note your disclosure that you provide perquisites and other personal benefits
       to your named executive officers.  However, in the table, you have not provided
       any disclosure under "All other Compensation."  Please advise.

Transactions with Related Persons, page 72

42.     Please revise to clarify if the balances due from Longhai Group are evidenced by
        a written document.  If so, please file such document as an exhibit or tell us why
        such related party loan agreement should not be filed.

43.     Please revise to disclose how price of the property sold to Longhai Construction
        Company was determined.

44.     We note that you have not adopted a written related-person transactions policy.
        Please tell us if there is any possibility that you could adopt a policy where the
        loan disclosed in the first bullet point could still be provided to a related party.

Ordinary Shares, page 75

45.     We note your disclosure that your board may make calls upon shareholders for
        amounts unpaid on ordinary shares. Please advise whether you currently have
        shares outstanding for which you have not received compensation.

Notes to Consolidated Financial Statements, page F-9

Note 1 – Organization, page F-9

46.     We note that the acquisition of Oumei by Leewell was accounted for as a
        combination of entities under common control.  We further note from your
        disclosure that 51% of Oumei was owned by Mr. Zhang and Leewell was wholly
        owned by Mr. Zhou Li, as nominee for Mr. Antoine Cheng.  Please explain to us
        how you reached this conclusion, citing relevant accounting literature.  In your
        response, please address what is meant by Mr. Zhou Li being a nominee for Mr.
        Cheng, as well as the relationship, if any, between Mr. Zhang and Mr. Cheng.

Note 2 – Acquisition of Subsidiaries, page F-9

47.     We note that the acquisition of Longhai Hotel was accounted for as a combination
        of entities under common control.  Please explain to us how you reached this
        conclusion, given that Mr. Zhang had already sold his interest in Oumei on the
        date Longhai Hotel was acquired.

48.     We note that in several of your business acquisitions, a portion of the bargain
        purchase was allocated to additional paid-in capital because it was acquired from
        a related party.  Please clarify if these related parties were shareholders, and if
        not, your basis for characterizing a portion of the gain as an equity contribution.

49.     For all of the business combinations that recognized a gain related to a bargain purchase please revise to disclose the reasons why the transaction resulted in a gain.  For reference see ASC 805-30-50-1(f).

Note 3 – Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-15

50.     We note that revenue from the sales of development properties where the construction period is twelve months or less is recognized by the full accrual method when the sale is consummated, one of the requirements being that all consideration has been exchanged.  In that regard, please explain why revenue has been recognized in excess of amounts received from customers.

51.     Please clarify why the change to the percentage of completion method had no effect on your December 25, 2008 financial statements.  Please also explain to us why the full accrual method is deemed preferable for contracts that do not exceed one year, citing relevant accounting literature.

52.     In addition, please tell us how you have determined that you are eligible to use the percentage of completion method.  Please cite the relevant accounting guidance in your response.

53.     On page 10 you disclose that you provide guarantees to PRC banks with respect to loans procured by the purchasers or our properties for the total amount of mortgage loans.  In these circumstances tell us how you have determined to recognize revenue.  For reference see ASC 360-20-40-37 through 63.

Note 5 – Related Party Transactions, page F-20

54.     We note that you entered into several acquisition transactions with related parties as disclosed in Note 2.  Please summarize these transactions in your related party note by including the disclosures required by ASC 850-10-50-1.

Note 13 – Short-term Loans, page F-22

55.     You disclose on page 43 that you should be able to sustain operations at current levels, in part by the credit facilities referred to on that page.  In that regard, please disclose amounts and terms of unused lines of credit that are available to you as of the balance sheet date.  Refer to Rule 5-02.19(b) of Regulation S-X.

Note 15 – Income Taxes, page F-22

56.     Please reconcile your effective income tax to the income tax calculated at your
        domestic federal statutory tax rate, rather than the US statutory rate.  Refer to
        ASC 740-10-50-12.

Selling Shareholder Disclosure

Cover Page

57.     Please revise to disclose the price the selling shareholders will sell at prior to a
        listing of your shares.  To the extent that shareholders would resale in privately
        negotiated transactions prior to your listing, such transactions would not involve
        this prospectus.

Plan of Distribution, page 7A

58.     We note your disclosure that selling shareholders that are broker-dealers or
        affiliated with such entities "may" be deemed to be underwriters.  Please revise to
        discuss the situation where a broker dealer, in this case Brean Murry, would not
        be deemed an underwriter when selling your shares included in this prospectus.
        Otherwise, please revise to clarify that such entities are underwriters when selling
        their shares.

Exhibits

59.     We note that you have incorporated by reference the forms of various agreements
        rather than executed agreements.  For example, please see Exhibits 10.5 and
        10.27.  Please tell us why you have not filed executed copies of these agreements
        to the extent such executed versions are material contracts required to be filed.
        Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

60.     We note that you filed the Memorandum of Association and Articles of
        Association that were created prior to the reverse acquisition.  Please tell us if you
        are required to update the noted governing documents as a result of the reverse
        acquisition.  If so, please provide updated exhibits.

61.     Please file all required exhibits as promptly as possible.  If you are not in a
        position to file your legal and tax opinions with the next amendment, please
        provide a draft copy for us to review.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202)551-3429 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or Duc Dang at (202)551-3386 with any other questions.

Sincerely,


Tom Kluck
Legal Branch Chief


cc: Louis A. Bevilacqua, Esq. (*via facsimile*)